UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of May, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated May 13, 2008

2.	Management’s Discussion & Analysis for the Quarter ending March 31, 2008

3.	Interim Unaudited Financial Statements for the Quarter ending March 31, 2008
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008	Cameco Corporation
By:
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Strong First Quarter Earnings
Saskatoon, Saskatchewan, Canada, May 13, 2008 . . . . . . . . . . . . . .
Cameco Corporation today reported first quarter 2008 net earnings of $133 million ($0.37 per share diluted), 125% higher than in the first quarter of 2007 due to improved results in the uranium and gold businesses.
“Cameco’s strength is reflected in our financial performance,” said Jerry Grandey, Cameco’s president and CEO. “And our future is secured by the long-term demand for clean energy around the world.”
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. Cameco’s unaudited first quarter financial statements and management’s discussion and analysis are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

	Three months ended
	March 31		Change
Financial Highlights	2008	2007	%
Revenue ($ millions)	593	409	45
Net earnings ($ millions)	133	59	125
Earnings per share (EPS) — basic ($)	0.39	0.17	129
EPS — diluted ($)	0.37	0.16	131
Cash provided by operations [1] ($ millions)	146	139	5

[1]	After working capital changes.
Revenue of $593 million in the first quarter of 2008 was 45% higher than in the first quarter of 2007 due to increases in the realized selling prices for uranium and gold and an increase in the reported sales volume for uranium.
Interest and other charges were $36 million higher than in the first quarter of 2007 due primarily to the recognition of $34 million in mark-to-market losses on hedge contracts that do not qualify for hedge accounting.
In the first quarter of 2008, we recorded an income tax expense of $17 million compared to net recovery of $16 million in 2007. This change was due to the distribution of our taxable income between Canada and other countries.

In the first quarter of 2008, administration costs were $30 million lower due to reduced stock-based compensation expenses. The decline in stock compensation expense is due to a decline in our share price during the quarter.
Cameco’s results come from four business segments:
URANIUM
Highlights

	Three months ended
	March 31
	2008	2007
Revenue ($ millions)	338	183
Gross profit ($ millions)	169	60
Gross profit %	50	33
Average realized price
($US/lb)	40.85	24.00
($Cdn/lb)	44.68	28.91
Sales volume (million lbs)[1]	7.4	6.3
Production volume (million lbs)	3.7	4.5

[1]	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement.
Uranium Results
For the first quarter of 2008, revenue from our uranium business increased by $155 million to $338 million compared to the same period in 2007 due to a 55% increase in the average realized selling price and a 17% increase in reported sales volumes. Our realized prices lag the market and continued to rise in the quarter despite lower market prices.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $168 million in the first quarter of 2008 from $123 million in the first quarter of 2007 due to the rise in reported sales volumes and an increase in the unit cost of product sold. The unit cost increased by 15% as a result of higher production costs and higher royalty charges, which increase with the realized price.
Uranium Production

	Three months ended
Cameco’s share of	March 31		2008 planned
production (million lbs U3O8)	2008	2007	production[1,2]
McArthur River/Key Lake	3.1	2.7	13.1
Rabbit Lake	0	1.1	3.6
Smith Ranch/ Highland	0.4	0.5	1.8
Crow Butte	0.2	0.2	0.9
Total	3.7	4.5	19.4

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation. Production at Inkai in 2008 is estimated at 1.2 million pounds subject to the availability of acid.

[2]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A for more information about assumptions and risk factors associated with this production forecast, which remains unchanged from the forecast presented in our annual MD&A.

FUEL SERVICES
Highlights

	Three months ended
	March 31
	2008	2007
Revenue ($ millions)	59	44
Gross profit ($ millions)	3	9
Gross profit %	5	20
Sales volume (million kgU)[1]	3.4	2.4
Production volume (million kgU)[2]	2.1	5.3

[1]	Kilograms of uranium (kgU)

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
In the first quarter of 2008 revenue from our fuel services business was $59 million, an increase of $15 million compared to the same period in 2007 due to a 42% increase in reported sales volumes, partially offset by a 5% decline in the average realized price.
Total cost of products and services sold, including DD&R, increased by 60% to $56 million from $35 million in 2007. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant, with $14 million of associated costs expensed during the first quarter.
Cameco’s Port Hope fuel services production and SFL supply totalled 2.1 million kgU in the first quarter of 2008 compared to 5.3 million kgU in the first quarter of 2007. The decrease is a result of the suspension of UF6 production at Port Hope.
Shutdown of the Port Hope UF6 plant reduced demand for UO3 in the first quarter of 2008. The Blind River refinery produced 3.2 million kgU as UO3 in the first quarter of 2008 compared to 3.6 million kgU for the first quarter of 2007.
NUCLEAR ELECTRICITY GENERATION
Highlights
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP). During the first quarter, Cameco’s pre-tax earnings from BPLP amounted to $6 million compared to $11 million over the same period in 2007. This decrease in the first quarter of 2008 was due to lower generation as a result of more outage days during the quarter compared to the same period last year, partially offset by higher realized prices and lower operating costs in the quarter.
BPLP achieved a capacity factor of 72% in the first quarter of 2008, compared to 78% in the same period of 2007 due to a greater number of outage days during the quarter.

GOLD
Cameco owns approximately 53% of Centerra Gold Inc., which owns and operates two gold mines.
Highlights (represents 100% as Cameco fully consolidates Centerra’s results)

	Three months ended
	March 31
	2008	2007
Revenue ($ millions)	113	96
Gross profit ($ millions)	44	24
Gross profit %	39	25
Realized price (US$/ounce)	909	645
Sales volume (ounces)	124,000	128,000
Gold production (ounces)	120,000	133,000
For the three months ended March 31, 2008, revenue from our gold business increased by $17 million to $113 million compared to the first quarter of 2007. The increase in revenue was due to an improved realized gold price partially offset by lower sales. The realized price for gold rose to $909 (US) per ounce in the quarter compared to $645 (US) per ounce in the first quarter of 2007, due to higher spot prices.
OUTLOOK FOR THE YEAR 2008
During the first quarter of 2008, there were no material changes to Cameco’s 2008 consolidated outlook or our 2008 outlook for each business segment contained in Cameco’s annual MD&A. For the convenience of the reader, we have summarized Cameco’s 2008 consolidated outlook and 2008 outlook for each business segment in a table called “2008 Financial Outlook” on our website at cameco.com.
Uranium Price Sensitivity (2008 to 2012)
The uranium price sensitivity table for the period 2008 to 2012 included in our annual MD&A has been updated in our first quarter MD&A to reflect the deliveries that were made and contracts that were entered into during the quarter.
For the complete table of expected average realized uranium prices and accompanying assumptions please see our first quarter MD&A available on our website at cameco.com.
COMPANY UPDATES
As previously announced, we continue to anticipate production startup at Cigar Lake in 2011 at the earliest. We will be able to provide a firmer production date after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans. See the section titled “Uranium — Cigar Lake” in our first quarter 2008 MD&A.
In addition, as previously announced, we continue to project UF6 production to resume at our Port Hope UF6 plant in the third quarter of 2008 at the earliest. CNSC staff approval is required to fully restart the plant.

Transitioning to the second new mining area at McArthur River is progressing but activities are behind schedule for 2009 production. Performance in this specific area of the mine is dictated by conditions and risk reduction activities. As a result of the delays encountered, a production contingency plan has been developed. The plan includes mining from areas that are within the protection of the existing freezewall and is intended to reduce the risk of production not achieving the licensed capacity in 2009. During the summer, we expect to complete the engineering for the contingency plan. We do not expect the delays encountered will have any impact on production beyond 2009.
Inkai and other ISR operations in Kazakhstan continue to receive reduced acid allotments from Kazatomprom, Cameco’s state-owned joint venture partner in Inkai. Inkai has contracted with an alternative acid supplier and has secured the necessary transportation logistics to partially mitigate the effect of the acid shortage. We continue to acidify the existing wellfield at the block 2 test plant and began acidifying the new commercial wellfield at block 1. However, the acid shortage may reduce Inkai’s 2008 planned uranium production of 1.2 million pounds by up to 50%. We are reviewing whether this will affect the timing of declaring Inkai to be in commercial production.
Cameco is aware of media reports that the Supreme Court of the Kyrgyz Republic has issued an order to the Kyrgyz government suspending certain agreements and licences related to the Kumtor gold mine. According to the reports, the order will remain in effect until claims currently before the lower court are resolved. These proceedings were initiated by the vice-speaker of the Kyrgyz parliament. Centerra Gold Inc., the mine operator, is seeking further information including clarification from the government. Cameco and Centerra are not party to any of the proceedings, did not receive any notice of the application to the Supreme Court and have not received any official notice of the order. Disputes with respect to the project are subject to international arbitration.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
• David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River
• Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
• C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake
• Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”,

“projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our planned uranium production for 2008 and the transition to a second new area at the McArthur River mine for 2009 production.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this news release and the material risk factors or assumptions that were used to develop them and also include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens and long-term waste disposal, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; the assumption that we will be successful in resolving issues raised by the Wyoming Department of Environmental Quality regarding Smith Ranch — Highland, which we have assumed can be resolved in a timely manner; political risks arising from operating in certain developing countries, including the risks of terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies , which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of reagents and supplies critical to production, and the risk that they may not be available; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; that the schedule for the development and rampup of production at Inkai is achieved, which is subject to the risk of delay; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted elsewhere in this news release, in Cameco’s current annual information form and in Cameco’s current annual and first quarter 2008 MD&A.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this new release should not place undue reliance on forward-looking information and statements.
QUARTERLY DIVIDEND NOTICE
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.06 per share on the outstanding common shares of the corporation that is payable on July 15, 2008, to shareholders of record at the close of business on June 30, 2008.
CONFERENCE CALL
Cameco invites you to join its first quarter conference call on Tuesday, May 13, 2008 at 1:00 p.m. Eastern time (11:00 a.m. Saskatoon time).
The call will be open to all investors and the media. To join the conference on Tuesday, May 13, please dial (416) 641-6143 or (866) 300-7687 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and
•	on post view until midnight, Eastern time, Friday, June 13, 2008 by calling (416) 695-5800 or (800) 408-3053 (passcode 3257872 #).
ADDITIONAL INFORMATION
A full copy of Cameco’s 2008 first quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained at cameco.com.
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
— End —

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

Cameco Corporation
Management’s Discussion and Analysis (MD&A)
For the period ended March 31, 2008
The following discussion of the financial condition and operating results of Cameco Corporation has been prepared as of May 12, 2008 and updates the annual MD&A included in our 2007 annual financial review and should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended March 31, 2008, as well as the audited consolidated financial statements for the company for the year ended December 31, 2007 and MD&A of the audited financial statements, both of which are included in the 2007 annual financial review. No update is provided where an item is not material or where there has been no material change from the discussion in our annual MD&A. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2007 annual financial review is available on the company’s website at cameco.com and on sedar.com.
Statements contained in this MD&A, which are not historical facts or a description of present circumstances, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A, the section titled “Risks and Risk Management” in the MD&A contained in the company’s 2007 annual financial review, and the section titled “Risk Factors” in the company’s 2007 annual information form.
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended
	March 31		Change
Financial Highlights	2008	2007	%
Revenue ($ millions)	593	409	45
Earnings from operations ($ millions)	163	49	233
Cash provided by operations ($ millions) [1]	146	139	5
Net earnings ($ millions)	133	59	125
Earnings per share (EPS) — basic ($)	0.39	0.17	129
EPS — diluted ($)	0.37	0.16	131
Average uranium (U3O8) spot price ($US/lb U3O8)	73.50	85.00	(14)
Average realized uranium price
• $US/lb U3O8	40.85	24.00	70
• $Cdn/lb U3O8	44.68	28.91	55
Average realized electricity price per megawatt hour ($/MWh)	56	54	4
Average Ontario electricity spot price ($/MWh)	50	53	(6)

[1]	After working capital changes.

FINANCIAL RESULTS
Consolidated Earnings
First Quarter
For the three months ended March 31, 2008, our net earnings were $133 million ($0.37 per share diluted), $74 million higher than net earnings of $59 million ($0.16 per share diluted) recorded in the first quarter of 2007. The increase was due to higher earnings in the uranium and gold businesses driven by increases in the realized selling prices and higher reported volumes in the uranium business, partially offset by higher costs in the fuel services business.
Earnings from operations increased to $163 million in the first quarter of 2008 from $49 million in the first quarter of 2007. In the first quarter of 2008, the aggregate gross profit margin was 38% compared to 26% in 2007.
Compared to the first quarter of 2007, exploration expenditures were $1 million lower, at $13 million, with uranium exploration expenditures unchanged at $8 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra Gold Inc. (Centerra) were $1 million lower compared to the first quarter of 2007.
Interest and other charges were $36 million higher than in the first quarter of 2007 due primarily to the recognition of $34 million in mark-to-market losses on hedge contracts that do not qualify for hedge accounting.
In the first quarter of 2008, we recorded an income tax expense of $17 million compared to net recovery of $16 million in 2007. This change was due to the distribution of our taxable income between Canada and other countries. In the first quarter of 2008 as compared to the first quarter of 2007, losses attributable to Canada decreased significantly. For more information on income taxes, refer to note 10 of the unaudited consolidated financial statements.
In the first quarter of 2008, administration costs were $30 million lower due to reduced stock-based compensation expenses. The decline in stock compensation expense is due to a decline in our share price during the quarter. As a result of the amendment to our stock option program in July 2007, the amount of the reported expense is determined using Cameco’s share price as of the date of the financial statements. Thus, the reported expense may vary significantly from period to period.

	Three months ended
	March 31
Administration ($ millions)	2008	2007	Change
Direct administration	30	30	0
Stock-based compensation [1]	(22)	8	(30)

Total administration	$8	$38	($30)

[1]	Stock-based compensation includes amounts charged to administration under the stock option, deferred share unit, performance share unit and phantom stock option plans.

Quarterly Financial Results ($ millions except per share amounts)

Highlights	2008	2007				2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	593	494	681	726	409	512	360	417
Net earnings	133	61	91	205	59	40	73	150
EPS — basic ($)	0.39	0.18	0.26	0.58	0.16	0.11	0.21	0.43
EPS — diluted ($)	0.37	0.17	0.25	0.55	0.16	0.11	0.20	0.40
EPS — adjusted & diluted ($)	0.37	0.18	0.74	0.55	0.16	0.11	0.12	0.21
Cash from operations[1]	146	57	450	155	139	13	79	40

[1]	After working capital changes.
Revenue of $593 million in the first quarter of 2008 was 20% higher than in the fourth quarter of 2007 due to higher reported sales volumes in the uranium business. Revenue is driven by timing of deliveries in our uranium and fuel services businesses and may vary significantly from period to period.
Net earnings do not trend directly with revenue because of unusual items and transactions that occur from time to time. The company uses a non-GAAP measure, adjusted net earnings, to provide a more meaningful basis for period-to-period comparison of financial results. No adjustments were required in the first quarter of 2008 or the first quarter of 2007.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses.
Cash Flow
In the first quarter of 2008, we generated $146 million in cash from operations compared to $139 million in the same period of 2007. The increase of $7 million was related to higher revenues in the uranium business, largely offset by an increase in working capital requirements related to an increase in product inventory compared to the first quarter of 2007.
Balance Sheet
At March 31, 2008, our total debt was $722 million, representing a decrease of $4 million compared to December 31, 2007. Included in the March 31, 2008 balance was $187 million, which represents our proportionate share of Bruce Power Limited Partnership’s (BPLP) capital lease obligation. At March 31, 2008, our consolidated net debt to capitalization ratio was 17%, down slightly from 18% at the end of 2007.
Compared to the end of 2007, our product inventories increased by $121 million due to higher quantities of uranium concentrates and increases in stockpiled ore of both uranium and gold.

At March 31, 2008, our consolidated cash balance totalled $132 million with Centerra holding $119 million of this amount.
Foreign Exchange Update
During the quarter, the US dollar strengthened against the Canadian dollar from $0.99 at December 31, 2007 to $1.03 at March 31, 2008.
At March 31, 2008, we had foreign currency contracts of $1,137 million (US) that were accounted for using hedge accounting and foreign currency contracts of $216 million (US) and EUR 73 million that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2008	2009	2010	2011
$ millions (US)	548	400	325	80
EUR millions	30	20	15	8
The US currency contracts have an average effective exchange rate of $1.13 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
At March 31, 2008, the mark-to-market gain on all foreign exchange contracts designated as hedges was $22 million compared to a $118 million gain at December 31, 2007. Contributing to this change are realizations on hedges as they mature and changes in the exchange rates since December 31, 2007.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred revenue or deferred charges. At March 31, 2008, net deferred gains totalled $94 million. The schedule for these net deferred gains to be released to earnings, by year, is as follows:

Deferred Gains	2008	2009	2010	2011
$ millions (Cdn)	46	30	18	0
In the first quarter of 2008, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in the first quarter of 2008, the effective exchange rate, after allowing for hedging, was about $1.09.
At March 31, 2008, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings for the balance of the year of about $4 million (Cdn) related to unhedged exposures and about a $2 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that do not qualify for hedge accounting. Going forward, we expect to continue to reduce our US dollar hedge position.

OUTLOOK FOR THE YEAR 2008
During the first quarter of 2008, there were no material changes to Cameco’s 2008 consolidated outlook or our 2008 outlook for each business segment contained in Cameco’s annual MD&A. For the convenience of the reader, we have summarized Cameco’s 2008 consolidated outlook and 2008 outlook for each business segment in a table called “2008 Financial Outlook” on our website at cameco.com.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Fuel services

•	Nuclear electricity generation

•	Gold
URANIUM
Highlights

	Three months ended
	March 31
	2008	2007
Revenue ($ millions)	338	183
Gross profit ($ millions)	169	60
Gross profit %	50	33
Average realized price
($US/lb)	40.85	24.00
($Cdn/lb)	44.68	28.91
Sales volume (million lbs)[1]	7.4	6.3
Production volume (million lbs)	3.7	4.5

1	Revenue in the amount of $85 million on 2.6 million pounds previously deferred due to a standby product loan was recognized in the first quarter of 2008 as a result of the cancellation of a product loan agreement.
Uranium Results
First Quarter
Compared to the first quarter of 2007, revenue from our uranium business increased by $155 million to $338 million due to a 55% increase in the average realized selling price and a 17% increase in reported sales volumes. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price was the result of higher prices under both market-related and fixed-price contracts, largely as a result of older contracts, some with low ceilings, being replaced with new contracts at improved prices. The decrease in the industry average uranium spot price to $73.50 (US) in the first quarter of 2008 from $85.00 (US) in the first quarter of 2007 was somewhat offset by the increase in the industry average long-term price of $95.00 (US) for the first quarter 2008 from $81.67 (US) for the first quarter 2007.

Our total cost of products and services sold, including depreciation, depletion and reclamation (DD&R), increased to $168 million in the first quarter of 2008 from $123 million in the first quarter of 2007 due to the rise in reported sales volumes and an increase in the unit cost of product sold. The unit cost increased by 15% as a result of higher production costs and higher royalty charges, which increase with the realized price. During the first two months of 2008, the mill at Rabbit Lake was shut down to allow for rebuilding of ore stockpiles. As a result, Rabbit Lake operating costs ($6 million) incurred during the two-month period were charged to earnings rather than to product inventory.
The following table provides the updated rates for 2008 Saskatchewan tiered royalty calculations on the sale of uranium extracted from our Saskatchewan mines. The 2008 rates were unavailable at the time of the publication of the annual MD&A.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

Canadian Dollar
Royalty Rate	Sales Price in Excess of:
6%	$17.16
Plus 4%	$25.74
Plus 5%	$34.32
For example, if Cameco realized a sales price of $45 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($45.00 — $17.16) x pounds sold] + [4% x ($45.00 — $25.74) x pounds sold] + [5% x ($45.00 -$34.32) x pounds sold] = $2.97 per pound sold (about 6.6% of the assumed $45 contract price).
Cameco’s capital allowances were exhausted in 2007. Cameco will be eligible for additional capital allowances once Cigar Lake commences production, at which time we do not expect to pay tiered royalties until the additional allowances are fully exhausted.
Uranium Price Sensitivity (2008)
For the remainder of 2008, a $10.00 (US) per pound change in the market price for uranium from $60 (US) per pound (reflecting the TradeTech weekly spot price indicator at May 9, 2008) would change revenue by $46 million (Cdn) and net earnings by $32 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.04 (Cdn) as a result of our currency hedge program.
Uranium Price Sensitivity (2008 to 2012)
The table below shows an indicative range of average prices that Cameco would expect to realize under its sales portfolio at this time. The prices shown in the table are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in spot market prices. This information will change as Cameco enters into new contracts. Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption regarding spot prices. We set the spot price at the levels noted and calculated our expected realized prices accordingly. For example, under the $80.00 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $80.00 (US) at April 30, 2008 and remains at that level through 2012. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries beginning as far out as five years or more after contract signing.
As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price over the next five years, reaching almost double the spot price by 2012. In the $140.00 (US) scenario, Cameco would achieve average realized prices of nearly 60% of the spot price by 2012. These prices are in current dollars, which are dollars in the year they are actually received or paid.
The uranium price sensitivity table for the period 2008 to 2012 below has been updated to reflect deliveries made and contracts entered into during the first quarter of 2008.
Cameco Expected Average Realized Uranium Price (Rounded to the nearest $1.00)Current US $/lb U3O8

	$20	$40	$60	$80	$100	$120	$140
2008	$34.00	$37.00	$40.00	$43.00	$46.00	$50.00	$53.00
2009	$29.00	$34.00	$40.00	$44.00	$49.00	$54.00	$58.00
2010	$34.00	$39.00	$47.00	$53.00	$59.00	$66.00	$73.00
2011	$35.00	$40.00	$48.00	$54.00	$62.00	$69.00	$76.00
2012	$38.00	$41.00	$49.00	$57.00	$65.00	$74.00	$82.00
This price table is forward-looking information and is based upon the material assumptions, and subject to the material risks, discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions and material risks which could cause actual prices to vary:
•	sales volume of 34 million pounds for 2008 (which has been adjusted for the accounting requirements of the loan agreements) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results;

•	utilities take the maximum quantities allowed under their contracts, which is subject to the risk that they take lower quantities resulting in materially different realized prices;

•	Cameco defers a portion of deliveries under contract for 2009 through 2011 as a result of exercising its rights under supply interruption provisions;

•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices;

•	the average long-term price indicator in a given year is assumed to be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price during the course of a year could lead to materially different results; and

•	an inflation rate of 2.5%, but variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.

Uranium Contracting
Our current portfolio continues to reflect a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms.
The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, floor prices that provide downside protection, and retaining an adequate level of upside potential. Recently, floor prices have been in the $40 (US) range, but will vary depending on the prevailing market prices at the time sales commitments are made.
In the current volatile market environment this strategy has allowed Cameco to add increasingly favourable contracts to its portfolio while maintaining sensitivity to future price movements.
Uranium Market Update
Uranium Spot Market
Outlined below are the industry average spot market prices (TradeTech and UxC).

	March 31/08	Dec 31/07	March 31/07	Dec 31/06

Average spot market price ($US/lb U3O8)	$71.00	$89.50	$95.00	$72.00
In the spot market, where purchases call for delivery within one year, the volume reported for the first quarter of 2008 was 9 million pounds U3O8. This compares to 8 million pounds in the first quarter of 2007.
Discretionary demand represented 82% of the spot market purchases in the first quarter. Actual demand has been minimal as utilities have very little uncovered requirements for 2008. During April, sellers have shown an increased willingness to attract demand back into the spot market by offering lower prices. This is reflected in the spot price of $60 (US) per pound (reflecting the TradeTech weekly spot price indicator as of May 9, 2008). Spot price volatility is expected to continue.
Uranium Long-Term Market
Outlined below are the industry average long-term market price indicators (TradeTech and UxC).

	March 31/08	Dec 31/07	March 31/07	Dec 31/06

Average long-term market price ($US/lb U3O8)	$95.00	$95.00	$85.00	$72.00
The long-term market remained active in the first quarter as utilities continue to seek secure supply with reliable primary suppliers. Long-term contracts usually provide for deliveries to begin two to five years after contracts are finalized and use a number of pricing formulas including fixed prices adjusted by inflation indices and market referenced prices (spot and long-term indicators). In 2008, long-term contracting is expected to be about half of the 2007 volume of 250 million pounds U3O8, however this level will be highly dependent on supply developments and market prices.
In contrast to the spot price, the long-term price held steady at $95 (US) from May of 2007 until its recent decrease to $90 (US). March 2007 saw the spot price begin to diverge from the long-term price, with the spot price increasing at a much greater rate than the long-term price. The spot price reached a high of $135.50 (US) in June 2007, exceeding the long-term price by more than $40 (US). The spot price has since trended downward reaching $60 (US) (reflecting the TradeTech weekly spot price indicator as at May 9, 2008), $30 (US) below the long-term price. The disparity between the spot and long-term price likely reflects the difference between spot market and long-term supply/demand situations. The spot market has limited actual demand due to utilities being well covered, with sufficient supply to meet this demand in 2008. The long-term supply/demand outlook reflects the need for the development of new production. Industry participants suggest buyers in the long-term market are willing to pay a premium to ensure security of supply and to cover exploration and development costs.
Uranium Operations Update
Uranium Production

Cameco’s share of	Three months ended
production (million	March 31		2008 planned
lbs U3O8)	2008	2007	production[1,2]
McArthur River/Key Lake	3.1	2.7	13.1
Rabbit Lake	0	1.1	3.6
Smith Ranch/Highland	0.4	0.5	1.8
Crow Butte	0.2	0.2	0.9
Total	3.7	4.5	19.4

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation. Production at Inkai in 2008 is estimated at 1.2 million pounds subject to the availability of acid.

[2]	See the section titled “Cameco’s Uranium Supply Outlook” in the annual MD&A for more information about the assumptions and risk factors associated with this production forecast, which remains unchanged from the forecast presented in our annual MD&A.
The hearing dates to consider Cameco’s requests to the Canadian Nuclear Safety Commission (CNSC) to renew our facility operating licences for McArthur River, Key Lake and Rabbit Lake for five-year terms have been set. There will be two days of hearings for each licence renewal. The first hearing day is scheduled for June and the second is scheduled for September.
McArthur River/Key Lake
Cameco’s share of production of U3O8 at McArthur River/Key Lake during the first quarter was 3.1 million pounds. The increase in production compared to 2.7 million pounds produced in the first quarter of 2007 is the result of improvements to mill effluent treatment.
Construction of equipment for the first phase of a three-phase plan to reduce concentrations of selenium and molybdenum discharged to the environment was completed in the first quarter. Commissioning is currently underway and the system is expected to be fully operational before the end of the second quarter.

The revitalization pre-feasibility assessment for the Key Lake mill was completed in the first quarter of 2008. Revitalization of Key Lake will include upgrading circuits to new technology for simplified operation, increased production capacity and improved environmental performance. The first step of this program includes replacement of the sulphuric acid and oxygen plants.
Progress was made on the planned work for transitioning to one of the two new underground mining areas at McArthur River. Progress on freezehole drilling in this area was significantly better than anticipated in the first quarter. As well, construction of freezehole piping commenced in this area.
Transitioning to the second new mining area is progressing but activities are behind schedule for 2009 production. Performance in this specific area of the mine is dictated by conditions and risk reduction activities. As a result of the delays encountered, a production contingency plan has been developed. The plan includes mining from areas that are within the protection of the existing freezewall and is intended to reduce the risk of production not achieving the licensed capacity in 2009. During the summer, we expect to complete the engineering for the contingency plan.
Rabbit Lake
During the first quarter, mine production at Rabbit Lake contained about 0.8 million pounds of uranium. However, there was no mill production during the quarter due to the mill being shut down to rebuild ore stockpiles following the inflow that occurred in late 2007. In addition, a change was made to the mill’s operating schedule during the quarter. A shut down planned for April was rescheduled to March to accommodate concrete repairs in priority areas of the mill, which were needed as a result of the discovery of uranium groundwater seepage into a construction excavation adjacent to the mill. Our information indicates that the groundwater flows to the tailings management facility (TMF). The regional waters collected at the TMF are pumped to the mill for treatment, which we believe creates a closed loop. We are working with third-party experts to complete an extensive hydrogeological investigation to confirm our views. The mill restarted operations on April 2, 2008. We continue to expect Rabbit Lake to produce the planned 3.6 million pounds U3O8 this year.
The CNSC hearing to consider the environmental assessment to process a little over one-half of the future uranium from Cigar Lake ore at the Rabbit Lake mill has been scheduled for June of 2008. Approval of this environmental assessment is required before the Rabbit Lake TMF can be expanded.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ recovery (ISR) mines, located in Wyoming and Nebraska, produced 0.6 million pounds U3O8 in the first quarter of 2008, down from 0.7 million pounds in the first quarter of 2007.
In March 2008, Smith Ranch-Highland received a Notice of Violation from Wyoming Department of Environmental Quality (WDEQ) related to slow progress on restoration of previously mined wellfields and other matters. Cameco Resources is in the process of addressing these issues with WDEQ.

Subject to Cameco Resources successfully resolving the issues with WDEQ, Smith Ranch-Highland and Crow Butte are expected to produce 2.7 million pounds of U3O8 in 2008.
Cigar Lake
Site crews at Cigar Lake continue to make progress on the remediation plan following a rockfall that caused a flood of the underground development in October of 2006.
We have recently finalized an assessment that indicates no additional precautionary measures are necessary in two other areas of the mine prior to dewatering. We have also completed the corrective actions, related to dewatering the underground mine, that arose from the root cause investigation.
In April, we submitted an application to the CNSC to allow dewatering of the underground development and all other remediation activities leading up to, but not including, the restart of construction underground. The application also included completion of the second shaft and other activities. The CNSC is developing the schedule to review this application.
We continue to anticipate production startup in 2011 at the earliest. We will be able to provide a firmer production date after the mine has been dewatered, the condition of the underground development has been assessed, and the findings incorporated in the new mine development and production plans.
The Cigar Lake expected production date mentioned above and certain other statements regarding our plans and expectations for Cigar Lake remediation are forward-looking information and are based upon the material assumptions, and subject to the risk factors, stated under the heading “Caution Regarding Forward-Looking Information and Statements”, as well as the following key assumptions and risk factors that could cause results to differ materially:
•	we have assumed the success and timely completion of our dewatering and remediation efforts, which are subject to the risk that they do not succeed as anticipated or take longer to complete than anticipated;

•	our ability to obtain and comply with the terms of, and the timing of, various regulatory approvals, which are subject to the risk of taking longer to obtain than anticipated, or our inability to comply with their terms; and

•	our expectation regarding the condition of the existing underground workings is correct, which is subject to the risk that actual conditions prove to be worse.
We have also assumed that there are no further disruptions to our dewatering and other remediation plans, but we are subject to the risk of delays arising from natural phenomena, such as fires, floods or cave-ins; the occurrence of another water inflow at Cigar Lake; failure of our radiation protection plans, labour disputes, litigation or arbitration proceedings; delays in obtaining or failure to procure the required equipment, personnel, operating parts and supplies; equipment failure; unexpected geological or hydrological conditions, and adverse ground conditions.
If actual results differ materially from the assumptions set out above or if any of the material risk factors above occur, the target date for the completion of dewatering Cigar Lake, and its production start date, may differ materially from the expected dates that are stated above.
Inkai
During the first quarter of 2008, the test mine at block 2 produced about 0.1 million pounds of U3O8. Commercial development of block 2 is underway.
Inkai and other ISR operations in Kazakhstan continue to receive reduced acid allotments from Kazatomprom, Cameco’s state-owned joint venture partner in Inkai. Inkai has contracted with an alternative acid supplier and has secured the necessary transportation logistics to partially mitigate the effect of the acid shortage. We continue to acidify the existing wellfield at the block 2 test mine and began acidifying the new commercial wellfield at block 1. However, the acid shortage may reduce Inkai’s 2008 planned uranium production of 1.2 million pounds by up to 50%. We are reviewing if this will impact the timing of commercial production in 2008.
Uranium Exploration Update
Saskatchewan Exploration
Exploration activities were completed on eight Cameco operated projects during the first quarter. The dominant exploration activity was diamond drilling. A total of about 31,000 metres were drilled.
On the Rabbit Lake project, surface drilling was undertaken both in support of the Eagle Point operation as well as to test more regional targets. On the Dawn Lake project, three drill holes were completed testing regional targets while the remaining drilling was undertaken at the Tamarack deposit. At Tamarack, winter activities involved both geotechnical drilling and delineation drilling of the deposit at 25 metre centers. Mineralization was intersected in five of the nine holes completed on the Tamarack deposit. At McArthur River, drill testing of the regional P2 fault structure north of the mine continued. Further work is scheduled to be completed during a summer drilling program.
Other exploration highlights included work on the Cree Extension project and the Virgin River project. At Cree Extension, two holes were drilled on a conductor system situated 9 kilometres east of Millennium, while one hole was drilled 4 kilometres north of Millennium along the same conductor trend that hosts the Millennium deposit. At the Virgin River project Centennial deposit, results obtained in the first quarter continue to confirm the significance of this discovery as all holes drilled in the quarter contained uranium mineralization.
FUEL SERVICES
Highlights

	Three months ended
	March 31
	2008	2007
Revenue ($ millions)	59	44
Gross profit ($ millions)	3	9
Gross profit %	5	20
Sales volume (million kgU)[1]	3.4	2.4
Production volume (million kgU)[2]	2.1	5.3

[1]	Kilograms of uranium (kgU)

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).

Fuel Services Results
First Quarter
In the first quarter of 2008, revenue from our fuel services business was $59 million, an increase of $15 million compared to the same period in 2007 due to a 42% increase in reported sales volumes, partially offset by a 5% decline in the average realized price.
Total cost of products and services sold, including DD&R, increased by 60% to $56 million from $35 million in 2007. The cost of products sold was impacted by the shutdown of the Port Hope UF6 conversion plant. All operating costs associated with the UF6 conversion plant ($14 million) were expensed as incurred in the first quarter.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	March 31/08	Dec 31/07	March 31/07	Dec 31/06
Average spot market price ($US/kgU)
• North America	9.00	8.75	11.63	11.75
• Europe	10.00	10.25	11.15	12.38
Outlined below are the industry average long-term prices (TradeTech and UxC) for North American and European conversion services.

	March 31/08	Dec 31/07	March 31/07	Dec 31/06
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.25	12.25
• Europe	13.00	13.00	13.00	13.75

Fuel Services Operations Update
Production
Refining
At our Blind River refinery, we produced 3.2 million kgU as UO3 in the first quarter of 2008 compared to 3.6 million kgU for the first quarter of 2007. The decrease was due primarily to the suspension of UF6 production at Port Hope, which reduced the requirement for UO3 feed.
Progress continues on the environmental assessment of the proposed increase to the licensed capacity of the Blind River refinery to 24 million kgU per year from the current 18 million kgU per year. Cameco expects the environmental assessment to be completed during the third quarter of 2008. If approved, an amendment to Blind River’s operating licence to complete the plant modifications will be required. Cameco anticipates completion of the project in the second half of 2009.
Conversion Services
Our Port Hope fuel services production and SFL supply totalled 2.1 million kgU in the first quarter of 2008 compared to 5.3 million kgU in the first quarter of 2007. The decrease is a result of the suspension of UF6 production at Port Hope in mid 2007.
Cameco has received regulatory approval to install the structures and new equipment required to safely restart and operate the plant. The excavated areas have been backfilled and concrete floors have been reconstructed. Application of leak-proof surface coatings and the re-installation of equipment have begun.
A groundwater management system outside the plant to contain, recover and treat affected groundwater is under construction. Two collection wells are currently operating and four more are planned.
As previously announced, Cameco continues to expect UF6 production to resume at its Port Hope plant in the third quarter of 2008 at the earliest. CNSC staff approval is required to fully restart the plant.
Fuel Fabrication
In February 2008, the CNSC approved the environmental assessment of a plan to modify our fuel manufacturing plant in Port Hope to produce fuel bundles containing slightly enriched uranium, subject to reaching agreement with Bruce A Limited Partnership. Cameco has submitted an application to the CNSC for an amendment to its operating licence required to produce the new fuel. A hearing for the licence amendment is scheduled for June 2008 with a decision expected the following month.

NUCLEAR ELECTRICITY GENERATION
Highlights
Cameco’s Earnings From BPLP

	Three months ended
	March 31
($ millions)	2008	2007
BPLP’s earnings before taxes (100%)	24	21
Cameco’s share of pre-tax earnings before adjustments	8	7
Proprietary adjustments	(2)	4
Pre-tax earnings from BPLP	6	11
First Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $6 million during the first quarter compared to $11 million in 2007. This decrease in 2008 was due to lower generation, partially offset by higher realized prices and lower operating costs in the quarter.
Bruce Power Limited Partnership (100% basis)

	Three months ended
	March 31
	2008	2007
Output — terawatt hours (TWh)	5.1	5.4
Capacity factor (%) [1]	72	78
Realized price ($/MWh)	56	54
Average Ontario electricity spot price ($/MWh)	50	53
($ millions)
Revenue	285	290
Operating costs [2]	241	259
Cash costs	212	230
• operating & maintenance	167	186
• fuel	16	16
• supplemental rent [3]	29	28
Non cash costs (amortization)	29	29
Income before interest and finance charges	44	31
Interest and finance charges	20	10
Earnings before taxes	24	21
Cash from operations	90	76
Capital expenditures	18	21
Operating costs ($/MWh)	47	48
Distributions	105	75

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2008.

In the first quarter of 2008, BPLP generated cash from operations of $90 million compared to $76 million in the first quarter of 2007. The increase reflects a higher realized price and changes to working capital requirements related to a decrease in accounts receivable. Capital expenditures for the first quarter of 2008 totalled $18 million compared to $21 million during the same period in 2007.
Output
BPLP achieved a capacity factor of 72% in the first quarter of 2008 compared to 78% in the same period of 2007. During the first quarter of 2008, the BPLP units generated 5.1 TWh of electricity compared to 5.4 TWh in 2007. The lower generation is primarily due to 83 days, over the four units, of outage during the quarter compared to 75 in the first quarter of 2007.
Revenue
For the first quarter of 2008, BPLP’s electricity revenue decreased to $285 million from $290 million over the same period in 2007 due to the lower output.
The realized price achieved from a mix of contract and spot sales averaged $56 per MWh in the quarter, which was 4% higher than the realized price in the same period last year. During the quarter, the Ontario electricity spot price averaged $50 per MWh compared to $53 per MWh in the first quarter of 2007.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the first quarter of 2008, about 55% of BPLP output was sold under fixed-price contracts, up from 47% during the same period in 2007.
Cameco provides guarantees to customers under these contracts of up to $38 million. At March 31, 2008, Cameco’s actual exposure under these guarantees was nil. In addition, Cameco has agreed to provide guarantees of up to $133 million to CNSC and $58 million to OPG to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to CNSC and $58 million to OPG at March 31, 2008.
Costs
Operating costs (including amortization) were $241 million in the first quarter of 2008, down from $259 million during the same period of 2007 due to lower maintenance expenditures. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the first quarter of 2008 was $47 compared to $48 in the first quarter of 2007.
Electricity Price Sensitivity Analysis
As at March 31, 2008, BPLP had about 11 TWh under contract, which would represent about 55% of Bruce B generation at its planned capacity factor. For the remainder of 2008, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $2 million.

GOLD
Cameco owns approximately 53% of the outstanding shares of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic, and Boroo located in Mongolia.
Financial Highlights (represents 100% as Cameco fully consolidates Centerra’s results)

	Three months ended
	March 31
	2008	2007
Revenue ($ millions)	113	96
Gross profit ($ millions)	44	24
Gross profit %	39	25
Realized price (US$/ounce)	909	645
Sales volume (ounces)	124,000	128,000
Gold production (ounces)	120,000	133,000
Gold Results
First Quarter
For the three months ended March 31, 2008, revenue from our gold business increased by $17 million to $113 million compared to the first quarter of 2007. The increase in revenue was due to higher realized gold prices partially offset by lower sales. The average realized price for gold rose to $909 (US) per ounce in the quarter compared to $645 (US) per ounce in the first quarter of 2007, due to higher spot prices. Centerra produced 120,000 ounces of gold in the first quarter of 2008, which was less than the 133,000 ounces of gold reported in the first quarter of 2007. The lower gold production was mainly due to reduced gold production at the Boroo mine, partially offset by higher production at the Kumtor mine. Lower gold production at Boroo was primarily attributable to milling of lower ore grades, averaging 2.7 g/t in the first quarter of 2008 compared to the 3.9 g/t milled in the same quarter of 2007.
Political Update
Cameco is aware of media reports that the Supreme Court of the Kyrgyz Republic has issued an order to the Kyrgyz government suspending certain agreements and licences related to the Kumtor gold mine. According to the reports, the order will remain in effect until claims currently before the lower court are resolved. These proceedings were initiated by the vice-speaker of the Kyrgyz parliament. Centerra Gold Inc., the mine operator, is seeking further information including clarification from the government. Cameco and Centerra are not party to any of the proceedings, did not receive any notice of the application to the Supreme Court and have not received any official notice of the order. Disputes with respect to the project are subject to international arbitration.
Gold Market Update
The average spot market gold price during the first quarter of 2008 was $927 (US) per ounce, an increase of 43% compared to $650 (US) per ounce in 2007.

Gold Price Sensitivity Analysis
For the remainder of 2008, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s net earnings by about $7 million (Cdn).
LIQUIDITY AND CAPITAL RESOURCES
Credit Ratings
There has been no change to Cameco’s credit ratings as discussed in our annual MD&A.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $875 million in unsecured lines of credit.
Cameco has in place a $500 million, five-year, unsecured revolving credit facility. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At March 31, 2008, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At March 31, 2008, there was $30 million outstanding under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $375 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At March 31, 2008, outstanding letters of credit amounted to $315 million under these facilities.
Product Loan Facilities
Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which became effective April 1, 2008, allows Cameco to borrow up to 2.4 million pounds of U3O8 over the period April 1, 2008 to December 31, 2011 with repayment in 2012 through 2014. Under the loan facility, standby fees of 2% are payable on the assigned value of the facility, equal to approximately $217 million (US), and interest is payable on any amounts drawn at the rate of 5.0% per annum. Any borrowings will be repayable in kind.
Revenue from future deliveries to this counterparty (up to the limit of the loan facility) will be deferred until the loan arrangement has been terminated, or if drawn upon, when the loan is repaid and that portion of the facility is terminated.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at March 31, 2008, Cameco met these financial covenants and does not expect its operating and investment activities in 2008 to be constrained by them.

Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2007, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to our annual MD&A.
For further information regarding commitments and contingencies, refer to note 25 of our audited consolidated financial statements for the period ended December 31, 2007.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2007. For further information on these commercial commitments, refer to our annual MD&A.
OUTSTANDING SHARE DATA
At March 31, 2008, there were 344,439,418 common shares and one Class B share outstanding. In addition, there were 7,440,551 stock options outstanding with exercise prices ranging from $3.13 to $55.43 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21,208,707 common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in Cameco’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.
CHANGES IN ACCOUNTING POLICY
Inventories
On January 1, 2008 Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The additional disclosure requirements include: inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs. Upon adoption of the standard, the company assigned a value of $20,400,000 (US) to previously unvalued gold ore stockpiles at Centerra, its 53% subsidiary. This amount, with accompanying adjustments to income taxes and minority interest, has been recognized as at January 1, 2008 with a corresponding adjustment of $8,893,000 (Cdn) to retained earnings. Prior periods have not been restated.
Capital Disclosures
On January 1, 2008, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to capital disclosures. The standard requires disclosure of Cameco’s objectives, policies and processes for managing capital, quantitative data about what

Cameco regards as capital and whether Cameco has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. There was no financial impact to previously reported financial statements as a result of the implementation of the new standard.
Financial Instruments — Disclosure and Presentation
On January 1, 2008, Cameco adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures and 3863 Financial Instruments — Presentation. These sections replaced Handbook Section 3861 — Financial Instruments — Disclosures and Presentation and they enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.
NEW ACCOUNTING PRONOUNCEMENTS
Goodwill and Intangible Assets
Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with International Financial Reporting Standards and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.
International Financial Reporting Standards (IFRS)
The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, differences in accounting policies will have to be addressed. The company has undertaken a project to assess the potential impacts of the transition to IFRS and is developing its plan to ensure compliance with the new standards.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons		Properties
•	David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River
•	Les Yesnik, general manager, Key Lake operation, Cameco	Key Lake
•	C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake
•	Ian Atkinson, vice-president, exploration, Centerra Gold	Kumtor

CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD&A which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: planned uranium production quantities for 2008; the planned transition to new mining zones in 2009 at McArthur River; expected production at Rabbit Lake for 2008; expected production levels at Smith Ranch-Highland and Crow Butte for 2008; the expected date for production startup at Cigar Lake; the date of commencement of commercial production at Inkai; and the expected date of the resumption of UF6 production at Port Hope.
The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this MD&A and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens and long-term waste disposal, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; the assumption that we will be successful in resolving issues raised by the Wyoming Department of Environmental Quality regarding Smith Ranch-Highland, which we have assumed can be successfully resolved in a timely manner; political risks arising from operating in certain developing countries, including the risks of terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of reagents and supplies critical to production, and the risk that they may not be available; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium price sensitivity set out under the heading “Uranium Outlook for 2008 — Uranium Price Sensitivity (2008 to 2012)”; that the schedule for the development and rampup of production from Inkai is achieved, which is subject to the risk of delay; the successful transition between zones at McArthur River beginning in 2009, which is subject to various expected and unanticipated risks; the success and timely completion of planned development and remediation projects, including the risk factors and assumptions discussed above under the heading “Uranium Operations Update — Cigar Lake” and the risk of delay or ultimate lack of success; and other development and operating risks.

There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted in Cameco’s current annual information form and current annual MD&A.
The forward-looking information and statements included in this MD&A represent Cameco’s views as of the date of this MD&A and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this MD&A about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Further, expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time. Accordingly, readers of this MD&A should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2008 involve greater risks and require longer-term assumptions and estimates than those for 2008, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.
ADDITIONAL INFORMATION
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
— End —

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended
	Mar 31/08	Mar 31/07

Financial (in millions)
Revenue	$593	$409
Earnings from operations	163	49
Net earnings	133	59
Cash provided by operations	146	139
Working capital (end of period)	607	807
Net debt to capitalization	17%	10%

Per common share
Net earnings — Basic	$0.39	$0.17
— Diluted	0.37	0.16
Dividend	0.06	0.05

Weighted average number of paid common shares outstanding (in thousands)	344,417	352,401

Average uranium spot price for the period (US$/lb)	$73.50	$85.00

Sales volumes
Uranium (in thousands lbs U3O8)	7,446	6,275
Fuel services (tU)	3,393	2,389
Gold (troy ounces)	124,000	128,000
Electricity (TWh)	1.6	1.7
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Three Months Ended
Cameco Production	Mar 31/08	Mar 31/07

Uranium production (in thousands lbs U3O8)
McArthur River	3,143	2,692
Rabbit Lake	—	1,129
Crow Butte	156	189
Smith Ranch Highland	387	486

Total	3,686	4,496

Fuel services (tU) (i)	2,063	5,327

Gold (troy ounces)
Kumtor (100%)	75,000	66,000
Boroo (100%)	45,000	67,000

Total	120,000	133,000

(i)	Includes toll conversion supplied by Springfield Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/08	Mar 31/07

Revenue from
Products and services	$592,828	$409,337

Expenses
Products and services sold (i)	304,622	255,880
Depreciation, depletion and reclamation	60,389	46,646
Administration	7,701	37,790
Exploration	13,051	14,506
Research and development	2,254	751
Interest and other [note 9]	34,794	(1,393)
Cigar Lake remediation	4,850	11,373
Restructuring of gold business [note 14]	4,800	—
Gain on sale of assets	(3,108)	(4,892)

	429,353	360,661

Earnings from operations	163,475	48,676
Equity in loss of associated companies	(1,963)	(899)

Earnings before income taxes and minority interest	161,512	47,777
Income tax expense (recovery) [note 10]	16,756	(15,503)
Minority interest	11,377	4,776

Net earnings	$133,379	$58,504

Basic earnings per common share [note 11]	$0.39	$0.17

Diluted earnings per common share [note 11]	$0.37	$0.16

(i)	Excludes depreciation, depletion and reclamation expenses of $58,284 (2007 — $44,694).
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Mar 31/08	Dec 31/07

Assets
Current assets
Cash and cash equivalents	$132,242	$131,932
Accounts receivable	201,848	347,097
Inventories [note 3]	558,680	437,487
Supplies and prepaid expenses	210,489	210,464
Current portion of long-term receivables, investments and other [note 5]	71,487	164,164

	1,174,746	1,291,144

Property, plant and equipment	3,499,805	3,437,450
Intangible assets and goodwill	260,142	255,484
Long-term receivables, investments and other [note 5]	328,746	387,304

	4,088,693	4,080,238

Total assets	$5,263,439	$5,371,382

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$423,198	$541,283
Dividends payable	20,666	17,220
Current portion of long-term debt	9,164	8,816
Current portion of other liabilities [note 6]	44,678	32,492
Future income taxes	70,473	84,653

	568,179	684,464

Long-term debt [note 7]	712,721	717,130
Provision for reclamation	291,256	284,673
Other liabilities [note 6]	162,780	258,511
Future income taxes	219,218	246,936

	1,954,154	2,191,714

Minority interest	478,285	435,807

Shareholders’ equity
Share capital	819,547	819,268
Contributed surplus	123,149	119,531
Retained earnings	1,901,235	1,779,629
Accumulated other comprehensive income (loss)	(12,931)	25,433

	2,831,000	2,743,861

Total liabilities and shareholders’ equity	$5,263,439	$5,371,382

Commitments and contingencies [notes 14,15,16]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/08	Mar 31/07

Share capital
Balance at beginning of period	$819,268	$812,769
Stock option plan	279	19,797
Debenture conversions	—	36

Balance at end of period	$819,547	$832,602

Contributed surplus
Balance at beginning of period	$119,531	$540,173
Stock-based compensation	3,618	7,045
Options exercised	—	(4,440)

Balance at end of period	$123,149	$542,778

Retained earnings
Balance at beginning of period	$1,779,629	$1,433,549
Change in accounting policy — inventory [note 1]	8,893	—
Net earnings	133,379	58,504
Dividends on common shares	(20,666)	(17,670)

Balance at end of period	$1,901,235	$1,474,383

Accumulated other comprehensive income (loss)
Balance at beginning of period	$25,433	$(927)
Other comprehensive loss	(38,364)	(19,616)

Balance at end of period	$(12,931)	$(20,543)

Total retained earnings and accumulated other comprehensive income	$1,888,304	$1,453,840

Shareholders’ equity at end of period	$2,831,000	$2,829,220

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/08	Mar 31/07

Net earnings	$133,379	$58,504
Other comprehensive income (loss), net of taxes [note 10]
Unrealized foreign currency translation gains (losses)	25,658	(9,431)
Losses on derivatives designated as cash flow hedges	(33,170)	(2,320)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(24,621)	(7,865)
Unrealized losses on assets available-for-sale	(6,231)	—

Other comprehensive loss	(38,364)	(19,616)

Total comprehensive income	$95,015	$38,888

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

	Three Months Ended
	Mar 31/08	Mar 31/07

Operating activities
Net earnings	$133,379	$58,504
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	60,389	46,646
Provision for future taxes [note 10]	(10,054)	(51,050)
Deferred gains	(64,446)	(2,718)
Unrealized losses (gains) on derivatives	29,454	(1,640)
Stock-based compensation [note 12]	3,618	7,045
Gain on sale of assets	(3,108)	(4,892)
Equity in loss of associated companies	1,963	899
Restructuring of gold business [note 14]	4,800	—
Minority interest	11,377	4,776
Other operating items [note 13]	(21,658)	81,192

Cash provided by operations	145,714	138,762

Investing activities
Additions to property, plant and equipment	(112,699)	(112,320)
Increase in long-term receivables, investments and other	(18,775)	337
Proceeds on sale of property, plant and equipment	3,108	4,892

Cash used in investing	(128,366)	(107,091)

Financing activities
Decrease in debt	(5,037)	(1,900)
Increase in debt	—	9,200
Issue of shares	279	15,392
Dividends	(17,220)	(14,092)

Cash used in financing	(21,978)	8,600

Decrease in cash during the period	(4,630)	40,271
Exchange rate changes on foreign currency cash balances	4,940	(2,131)
Cash and cash equivalents at beginning of period	131,932	334,089

Cash and cash equivalents at end of period	$132,242	$372,229

Cash and cash equivalents comprised of:
Cash	$55,737	$100,796
Short-term investments	76,505	271,433

	$132,242	$372,229

Supplemental cash flow disclosure
Interest paid	$12,169	$12,580
Income taxes paid	$81,790	$76,329

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described below. Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2007 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Capital Disclosures

On January 1, 2008, Cameco adopted the standard issued by the Canadian Institute of Chartered Accountants (CICA) relating to capital disclosures. The standard requires disclosure of Cameco’s objectives, policies and processes for managing capital, quantitative data about what Cameco regards as capital and whether Cameco has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in the first quarter of 2008 from the prior comparative period.

Cameco’s management considers its capital structure to consist of long-term debt (net of cash and cash equivalents), minority interest and shareholders’ equity.

The capital structure at March 31, 2008 was as follows:

(thousands)	Mar 31/08

Long-term debt	$721,885
Cash and cash equivalents	(132,242)

Net debt	589,643

Minority interest	478,285
Shareholders’ equity	2,831,000

Total equity	3,309,285

Total capital	$3,898,928

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of March 31, 2008, Cameco met these requirements and does not expect its activities in 2008 to be constrained by them.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(b)	Financial Instruments — Disclosure and Presentation

On January 1, 2008, Cameco adopted CICA Handbook Sections 3862, Financial Instruments — Disclosures and 3863 Financial Instruments — Presentation. These sections replaced Handbook Section 3861 — Financial Instruments — Disclosures and Presentation and they enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks. There was no financial impact to previously reported financial statements as a result of the implementation of these new standards.

Risk Management Overview

Cameco is exposed in varying degrees to a variety of financial instrument related risks. Management and the Board of Directors, both separately and together, discuss the principal risks of our businesses. The Board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective is to protect and minimize volatility in cash flow and distributions therefrom.

The types of risk exposure and the way in which such exposure is managed is provided as follows:

Market Risk

Cameco engages in various business activities which expose the company to market risk from changes in commodity prices and foreign currency exchange rates. As part of its overall risk management strategy, Cameco uses derivatives to manage exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.
(i)	Commodity Price Risk

As a significant producer and supplier of uranium, nuclear fuel processing, gold and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility. To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges.

Cameco’s sales contracting strategy focuses on reducing the volatility in our future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. At March 31, 2008, commodity price risk had no impact on the financial statements.

(ii)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business.

Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. At March 31, 2008, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other USD denominated exposures would be a decrease of $1.6 million in net earnings and a decrease of $8.3 million in other comprehensive income.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(iii)	Counterparty Credit Risk

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance.

Cameco manages this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Cameco’s maximum counterparty credit exposure at the balance sheet date consists primarily of the carrying amount of financial assets. At March 31, 2008, there were no significant concentrations of credit risk and no amounts were held as collateral.

(iv)	Liquidity Risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the company’s holdings of cash and cash equivalents. The company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The tables below outline the maturity dates for Cameco’s non-derivative financial liabilities including principal and interest as at March 31, 2008:

Contractual Repayments of Financial Liabilities

		Due in less	Due in	Due in	Due after
(millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Long term debt	$560	—	—	$30	$530
BPLP lease	188	9	23	29	127

Total contractual repayments	$748	$9	$23	$59	$657

Interest Payments on Financial Liabilities

		Due in less	Due in	Due in	Due after
(millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Interest on long-term debt	$170	$27	51	51	$41
Interest on BPLP lease	91	14	25	21	31

Total interest payments	$261	$41	$76	$72	$72

(c)	Inventories

On January 1, 2008, Cameco adopted the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. The additional disclosure requirements include: inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs. Upon adoption of the standard, the company assigned a value of $20,400,000 (US) to previously unvalued gold ore stockpiles at Centerra, its 53% owned subsidiary. This amount, with accompanying adjustments to income taxes and minority interest, has been recognized as at January 1, 2008 with a corresponding adjustment of $8,893,000 (Cdn) to retained earnings. Prior periods have not been restated.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
2.	Future Changes in Accounting Policy
(a)	International Financial Reporting Standards (IFRS)

The Accounting Standards Board (AcSB) has announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. Although IFRS employs a conceptual framework that is similar to Canadian GAAP, differences in accounting policies will have to be addressed. Cameco is currently assessing the impact of this announcement on its financial statements.

(b)	Goodwill and Intangible Assets

Effective January 1, 2009, Cameco will adopt the new Canadian standard, Handbook Section 3064, Goodwill and intangible assets, which replaces Handbook Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. Cameco is assessing the impact of the new standard on its consolidated financial statements.
3.	Inventories

	As At
(thousands)	Mar 31/08	Dec 31/07

Uranium
Concentrate	$344,534	$291,071
Broken ore	30,025	8,313

	374,559	299,384

Fuel Services	99,175	93,788

Gold
Finished	11,753	10,986
Stockpile	73,193	33,329

	84,946	44,315

Total	$558,680	$437,487

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
4.	Derivatives

The following tables summarize the fair value of derivatives and classification on balance sheet:

As at March 31, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,554	$4,561	$12,115
Foreign currency contracts	(23,136)	—	(23,136)
Cash flow hedges:
Foreign currency contracts	34,120	—	34,120
Energy and sales contracts	—	51,438	51,438

Net	$18,538	$55,999	$74,537

Classification:
Current portion of long-term receivables, investments and other [note 5]	$50,170	$20,262	$70,432
Long-term receivables, investments and other [note 5]	10,778	42,536	53,314
Current portion of other liabilities [note 6]	(30,752)	(6,877)	(37,629)
Other liabilities [note 6]	(11,658)	78	(11,580)

Net	$18,538	$55,999	$74,537

As at December 31, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,318	$7,185	$14,503
Foreign currency contracts	14,834	—	14,834
Cash flow hedges:
Foreign currency contracts	124,870	—	124,870
Energy and sales contracts	—	67,546	67,546

Net	$147,022	$74,731	$$221,753

Classification:
Current portion of long-term receivables, investments and other [note 5]	$125,101	$35,839	$160,940
Long-term receivables, investments and other [note 5]	43,540	39,949	83,489
Current portion of other liabilities [note 6]	(17,213)	(448)	(17,661)
Other liabilities [note 6]	(4,406)	(609)	(5,015)

Net	$147,022	$74,731	$221,753

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The following tables summarize different components of the (gains) and losses on derivatives:

For the three months ended March 31, 2008

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$58	$—	$58
Foreign currency contracts	28,474	—	28,474
Energy and sales contracts	—	2,624	2,624
Cash flow hedges:
Energy and sales contracts	—	335	335
Ongoing hedge inefficiency	2,166	—	2,166

Net	$30,698	$2,959	$33,657

For the three months ended March 31, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(709)	$—	$(709)
Foreign currency contracts	3,280	(788)	2,492
Cash flow hedges:
Ongoing hedge inefficiency	(645)	—	(645)

Net	$1,926	$(788)	$1,138

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $42,800,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next 12 months, based on current prices, Cameco expects an estimated $12,700,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Mar 31/08	Dec 31/07

BPLP
Capital lease receivable from Bruce A L.P.	$97,296	$97,328
Derivatives [note 4]	62,798	75,788
Receivable from Ontario Power Generation	727	2,907
Accrued pension benefit asset	6,837	5,864
Kumtor Gold Company
Reclamation trust fund	5,548	4,795
Equity accounted investments
UNOR Inc. (market value $4,020)	8,307	7,790
UEX Corporation (market value $158,606)	11,726	14,153
Huron Wind (privately held)	4,425	2,174
Minergia S.A.C. (privately held)	670	683
Available-for-sale securities
Western Uranium Corporation	9,608	13,351
Cue Capital Corp.	3,460	6,751
Derivatives [note 4]	60,948	168,641
Deferred charges
Cost of sales [note 7]	—	54,943
Advances receivable	78,239	57,739
Accrued pension benefit asset	5,905	5,874
Other	43,739	32,687

	400,233	551,468
Less current portion	(71,487)	(164,164)

Net	$328,746	$387,304

6.	Other Liabilities

	As At
(thousands)	Mar 31/08	Dec 31/07

Deferred sales [note 7]	$9,600	$113,461
Derivatives [note 4]	42,410	21,619
Accrued post-retirement benefit liability	12,477	13,143
Zircatec acquisition holdback	2,000	10,000
BPLP
Accrued post-retirement benefit liability	108,786	104,046
Derivatives [note 4]	6,799	1,057
Other	25,386	27,677

	207,458	291,003
Less current portion	(44,678)	(32,492)

Net	$162,780	$258,511

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
7.	Long-Term Debt

The fair value of the outstanding convertible debentures, based on the quoted market price of the debentures at March 31, 2008, was approximately $714,690,000.

During the quarter, Cameco terminated its remaining product loan arrangement and recognized previously deferred revenues and costs in its earnings for the first quarter of 2008. (Notes 5 and 6).

On April 1, 2008, Cameco arranged for a standby product loan facility with one of its customers. The arrangement allows Cameco to borrow up to 2,400,000 pounds U3O8 equivalent over the period 2008 to 2011 with repayment during 2012 to 2014. Under the loan facility, standby fees of 2% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 5%. Any borrowings are payable in kind. At April 1, 2008, the market value of this loan facility was $217,272,000 (US).

8.	Share Capital
(a)	At March 31, 2008, there were 344,439,418 common shares outstanding.

(b)	Options in respect of 7,440,551 shares are outstanding under the stock option plan and are exercisable up to 2018. For the quarter ended March 31, 2008, 40,720 options were exercised resulting in the issuance of shares (2007 — 1,137,284).

(c)	On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program is authorized to be in effect until September 10, 2008. As at March 31, 2008, 9,575,300 shares had been repurchased under this program at a cost of $429,327,000 at an average share price of $44.84. During the first quarter of 2008, no additional shares were repurchased. The excess of the repurchase cost of these shares over their book value, amounting to $406,577,000, has been charged to contributed surplus.
9.	Interest and Other

	Three Months Ended
(thousands)	Mar 31/08	Mar 31/07

Interest on long-term debt	$10,942	$10,462
Other interest and financing charges	2,334	2,833
Interest income	(4,867)	(8,494)
Foreign exchange losses	1,115	239
Losses on derivatives [note 4]	33,657	1,138
Capitalized interest	(8,387)	(7,571)

Net	$34,794	$(1,393)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
10. Income Tax Expense (Recovery)

	Three Months Ended
(thousands)	Mar 31/08	Mar 31/07

Earnings before income taxes and minority interest
Canada	$(47,846)	$(114,328)
Foreign	209,358	162,105

	$161,512	$47,777

Current income taxes
Canada	$6,736	$18,112
Foreign	20,073	17,435

	$26,810	$35,547

Future income taxes
Canada	$(12,543)	$(48,628)
Foreign	2,489	(2,422)

	$(10,054)	$(51,050)

Income tax expense (recovery)	$16,756	$(15,503)

Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended
(thousands)	Mar 31/08	Mar 31/07

Losses on derivatives designated as cash flow hedges	$(24,461)	$(1,093)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(9,888)	(3,547)
Unrealized losses on assets available-for-sale	(814)	—

Total income tax recovery included in OCI	$(35,163)	$(4,640)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Per Share Amounts

	Three Months Ended
(thousands)	Mar 31/08	Mar 31/07

Basic earnings per share computation
Net earnings	$133,379	$58,504
Weighted average common shares outstanding	344,417	352,401

Basic earnings per common share	$0.39	$0.17

Diluted earnings per share computation
Net earnings	$133,379	$58,504
Dilutive effect of:
Convertible debentures	2,557	2,399

Net earnings, assuming dilution	$135,936	$60,903

Weighted average common shares outstanding	344,417	352,401
Dilutive effect of:
Convertible debentures	21,209	21,209
Stock options	2,083	3,926

Weighted average common shares outstanding, assuming dilution	367,709	377,536

Diluted earnings per common share	$0.37	$0.16

For 2008, excluded from the calculation were 913,350 options whose exercise price was greater than the average market price. For 2007, there were no options whose exercise price was greater than the average market price.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
12.	Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,051,799 shares have been issued.

On July 27, 2007, Cameco’s board of directors approved an amendment to the stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. The fair value of the options granted prior to July 27, 2007, was determined using the Black-Scholes option-pricing model.

For the quarter ended March 31, 2008, the amount recorded for stock compensation under this stock option plan, was a net recovery of $19,598,000 (2007 expense — $7,045,000). In 2008, 75,830 options were settled in cash at a total cost of $2,523,000. The expense recorded in the first quarter of 2007 was based on the fair value of the options, determined using the Black-Scholes option-pricing model.

13.	Statements of Cash Flows

Other Operating Items

	Three Months Ended
(thousands)	Mar 31/08	Mar 31/07

Inventories	$(83,162)	$(51,573)
Accounts receivable	144,605	223,524
Accounts payable and accrued liabilities	(126,009)	(85,288)
Other	42,908	(5,471)

Total	$(21,658)	$81,192

14.	Restructuring of the Gold Business

During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government will receive 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares will be received immediately and 17,305,238 shares will be held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic.

These agreements were originally to expire on October 31, 2007, but the parties have agreed to extend the deadline for closing the transactions to June 1, 2008. The conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions.

During the first quarter of 2008, Cameco increased its estimated pre-tax loss on the transactions by $4,800,000, as a result of the increase in the value of Centerra since December 31, 2007.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
15.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. The parties have agreed that the arbitration should be before a single arbitrator.

In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against BPLP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(b)	Pursuant to an agreement between Centerra Gold Mongolia Limited (CGM) and Gatsuurt LLC, an unrelated Mongolian company, under which CGM acquired the Gatsuurt licenses, CGM agreed to transfer the principal license covering the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation and began proceedings in the Mongolian National Arbitration Court (MNAC) alleging non-compliance by CGM and seeking the return of the principal license for the Gatsuurt property. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007, filed a petition with Mongolia’s District Court contesting the jurisdiction of the MNAC. On July 25, 2007, the Mongolian District Court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. All proceedings were suspended in August 2007 pending the outcome of settlement discussions. CGM and Gatsuurt LLC have reached an agreement in principle to suspend, and upon signing a definitive agreement, to terminate the arbitration proceedings between CGM and Gatsuurt LLC. In anticipation of a settlement, CGM has recorded a $3,000,000 (US) charge as an estimate of the cost to settle the matter.

(c)	Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At March 31, 2008, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $38,300,000. Cameco did not have any actual exposure under these guarantees at March 31, 2008.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.

The fair value of these guarantees is nominal.
16.	Port Hope Conversion Facility

On July 13, 2007, Cameco discovered uranium and other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6 ) conversion plant. As a result, production of UF6 has been suspended until Cameco is able to remove the contaminated soil and implement necessary corrective measures. Current estimates of the clean up of the contaminated area remain unchanged at approximately $15,000,000 to $20,000,000. No further expense was recognized during the first quarter of 2008.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
17.	Segmented Information

For the three months ended March 31, 2008

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$337,502	$59,131	$90,186	$113,176	$(7,167)	$592,828

Expenses
Products and services sold	136,631	49,824	66,664	58,024	(6,521)	304,622
Depreciation, depletion and reclamation	31,755	6,343	11,069	11,222	—	60,389
Exploration	8,094	—	—	4,957	—	13,051
Research and development	983	1,271	—	—	—	2,254
Other expense	2,365	—	—	—	—	2,365
Cigar Lake remediation	4,850	—	—	—	—	4,850
Restructuring costs [note 14]	—	—	—	4,800	—	4,800
Gain on sale of assets	(3,108)	—	—	—	—	(3,108)
Non-segmented expenses						42,093

Earnings (loss) before income taxes and minority interest	155,932	1,693	12,453	34,173	(646)	161,512
Income tax expense [note 10]						16,756
Minority interest						11,377

Net earnings						$133,379

For the three months ended March 31, 2007

		Fuel			Inter-
(thousands)	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$183,152	$43,950	$91,696	$96,113	$(5,574)	$409,337

Expenses
Products and services sold	103,040	32,064	66,316	60,167	(5,707)	255,880
Depreciation, depletion and reclamation	20,455	2,885	11,063	12,243	—	46,646
Exploration	8,292	—	—	6,214	—	14,506
Research and development	—	751	—	—	—	751
Other expense	927	—	—	—	—	927
Cigar Lake remediation	11,373	—	—	—	—	11,373
Gain on sale of assets	(4,892)	—	—	—	—	(4,892)
Non-segmented expenses						36,369

Earnings before income taxes and minority interest	43,957	8,250	14,317	17,489	133	47,777
Income tax expense [note 10]						(15,503)
Minority interest						4,776

Net earnings						$58,504